

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 22, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/400th Interest in a Share of 4.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, of WESTERN ALLIANCE BANCORPORATION under the Exchange Act of 1934.

Sincerely,